NEWS RELEASE

RepliCel Announces Record Year in Patents Granted

Patents granted in the United States, China, South Korea, Japan, Israel and New Zealand for dermal injector and tendon regeneration technologies

VANCOUVER, BC, CANADA – 5 May 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation regenerative medicine technologies in aesthetics and orthopedics, is pleased to announce the granting and/or allowance of seven patent applications since December 2020.

The two patent families involved are REPL 403 related in the RepliCel dermal injector and REPL 407 related to compositions and methods for treating and repairing tendons.

Specifically with respect to our Dermal Injection Device (RCI-02), we have recently been granted one patent in China, and received notices of allowance on three patent applications (in the United States, Japan and Israel).  With respect to our program for Chronic Achilles Tendinopathy (RCT-01), we have also received notices of allowances on three patent applications (one in South Korea and two in New Zealand).

The notice of allowance from the USPTO related to our dermal injector technology provides strong support for RepliCel’s commercialization partnership with MainPointe Pharmaceuticals focused on the United States market launched January this year.

The patent granted in China related to our dermal injector technology strengthens the commercialization partnership with YOFOTO (China) Health focused on the Greater Chinese market with an initial market launch in Hong Kong.

The notice of allowance in Japan related to our dermal injector technology is a timely development given RepliCel’s business development partnering activities in Japan in which the Company is actively seeking co-development and commercialization partners in Japan for its skin rejuvenation, dermal injector and tendon regeneration programs.

In addition to its maturing patent portfolio supporting its commercialization strategy, RepliCel is actively involved in ongoing research and development which it expects will lead to further patent filings particularly related to cell identification, cell culture, and additional dermal injector features and applications.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world.  RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.